Exhibit 10.1

AMENDMENT NO. 5 TO CREDIT AGREEMENT

This Amendment No. 5 (this "Amendment") to the Credit Agreement, dated as of February 7, 2006 (as heretofore amended, supplemented or otherwise modified, the "Credit Agreement"), and entered into by and among RATHGIBSON, INC., a Delaware corporation ("Borrower"); RGCH HOLDINGS CORP., a Delaware corporation ("Holdings"), as one of the guarantors; GREENVILLE TUBE COMPANY, a Delaware corporation ("Greenville Tube"), as one of the guarantors; the financial institutions who are or hereafter become parties to the Credit Agreement as Lenders (as hereinafter defined) and GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (in its individual capacity "GE Capital"), as agent (in such capacity, the "Agent"), is dated as of April 8, 2008 and entered into by and among Borrower, the other Credit Parties signatory hereto, the Lenders signatory hereto and Agent.

R E C I T A L S:

WHEREAS, the Borrower has requested that the Lenders agree to increase by $10,000,000 the Revolving Loan Commitment and to amend the Credit Agreement as set forth below; and

WHEREAS, Agent and the Lenders whose signatures appear below are willing to agree to such requests and enter into this Amendment upon the terms and conditions provided herein.

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, and subject to the terms and conditions hereof the Credit Parties, the Lenders whose signatures appear below and Agent agree as follows:

Section 1.

DEFINITIONS

1.1   Defined Terms. Unless otherwise provided all capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement.

Section 2.

AMENDMENTS

2.1   Amendments. Subject to the satisfaction of the conditions set forth in Section 3, the Credit Agreement is amended as follows:

(a)   The following terms are added to Annex A to the Credit Agreement in their proper alphabetical place:

"'Amendment No. 5 Effective Date' means April 8, 2008."

"'Amendment No. 5 Fee Letter' means the letter agreement, dated as of April 8, 2008, from RathGibson and addressed to and accepted by the Agent, with respect to certain fees to be paid from time to time to the Agent."

(b)   The definition of "Revolving Loan Commitment" in Annex A to the Credit Agreement is amended by replacing the text "Eighty Million Dollars ($80,000,000) on the Amendment No. 2 Effective Date" appearing therein with the text "Ninety Million Dollars ($90,000,000) on the Amendment No. 5 Effective Date".

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(c)   Section 1.1(a)(i) of the Credit Agreement is amended by replacing the term "Amendment No. 2 Effective Date" with the term "Amendment No. 5 Effective Date" throughout the last sentence thereof.

(d)   Section 1.2(a) of the Credit Agreement is amended by (i) replacing the number "1.00" set forth beside "Applicable Revolver Index Margin" with the number "1.25", (ii) replacing the number "2.00" set forth beside "Applicable Revolver LIBOR Margin" with the number "2.25" and (iii) replacing the number "2.00" set forth beside "Applicable L/C Margin" with the number "2.25".

(e)   Annex B to the Credit Agreement is amended and restated in its entirety as follows:

Lender	Revolving Loan Commitment (including a Swing Line Commitment of $5,000,000)
General Electric Capital Corporation	$70,000,000
Natixis	$20,000,000

(f)   The Credit Agreement is further amended by adding as Exhibit 1.1(a)(i) the Exhibit attached hereto as Exhibit A.

Section 3.

CONDITIONS TO EFFECTIVENESS

The amendments contained in Section 2.1 shall become effective on the date (the "Effective Date") that the following conditions have been satisfied in full or waived by the Requisite Lenders:

(a)   Agent shall have received one or more counterparts of (i) this Amendment No. 5 executed and delivered by the Credit Parties, the Requisite Lenders (including the Lenders who are listed in Annex B set forth in Section 2.1 hereof with an increased Revolving Loan Commitment) and Agent, and (ii) an amendment and restatement, each in the form of Exhibit A, of each Revolving Note held by a Lender whose commitment is being increased hereunder, each dated the Amendment No. 5 Effective Date and executed by the maker of such Revolving Note.

(b)   Agent shall have received the fees described in the Amendment No. 5 Fee Letter.

(c)   There shall be no continuing Default or Event of Default and the representations and warranties of the Credit Parties contained in the Loan Documents shall be true and correct in all material respects as of the Effective Date or such other specific date as of which any such representation or warranty is by its terms made.

Section 4.

LIMITATION ON SCOPE

Except as expressly amended hereby, the Loan Documents shall remain in full force and effect in accordance with their respective terms. The amendments set forth herein shall be limited precisely as provided for herein and shall not be deemed to be waivers of, amendments of, consents to or modifications of any term or provision of the Loan Documents or any other document or instrument referred to therein or of any transaction or further or future action on the part of any Credit Party requiring the consent of Agent or Lenders except to the extent specifically provided for herein. Agent and Lenders have not and shall not be deemed to have waived any of their respective rights and remedies against any Credit Party for any existing or future Defaults or Events of Default.

Section 5.

MISCELLANEOUS

(a)   Each Credit Party hereby represents and warrants as follows:

(i)   this Amendment No. 5 has been duly authorized and executed by such Credit Party and the Credit Agreement, as amended by this Amendment No. 5 is the legal, valid and binding obligation of such Credit Party, enforceable in accordance with its terms, except as (1) such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the rights of creditors in general and (2) the availability of equitable remedies may be limited by equitable principles of general applicability; and

(ii)   such Credit Party repeats and restates the representations and warranties of such Credit Party contained in the Credit Agreement as of the Effective Date, except to the extent such representations and warranties relate to a specific date; provided that references to the "Credit Agreement" or "this Agreement" in such representations and warranties shall be deemed to be references to the Credit Agreement as amended pursuant to this Amendment No. 5.

(b)   This Amendment No. 5 is being delivered in the State of New York.

(c)   Each Credit Party hereby ratifies and confirms that the Credit Agreement as amended hereby remains in full force and effect.

(d)   Each Credit Party agrees that all Loan Documents, as amended hereby or otherwise amended in connection herewith, remain in full force and effect notwithstanding the execution and delivery of this Amendment No. 5 and that nothing contained in this Amendment No. 5 shall constitute a defense to the enforcement of any Loan Document.

(e)   This Amendment No. 5 may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one and the same instrument.

(f)   All references in the Loan Documents to the "Credit Agreement" and in the Credit Agreement to "this Agreement," "hereof," "herein" or the like shall mean and refer to the Credit Agreement as amended by this Amendment No. 5 (as well as by all subsequent amendments, restatements, modifications and supplements thereto).

(g)   This Amendment is a "Loan Document" and each of the following provisions of the Credit Agreement is hereby incorporated herein by this reference with the same effect as though set forth in its entirety herein, *mutatis mutandis*, and as if "this Agreement" in any such provision read "this Amendment No. 5": Section 9.6 (Severability), Section 9.9 (Applicable Law), Section 9.14 (Consent to Jurisdiction) and Section 9.15 (Waiver of Jury Trial).

[Signature page is next page]

Exhibit 10.1

Witness the due execution hereof by the respective duly authorized officers of the undersigned of this Amendment No. 5 to the Credit Agreement as of the date first written above.

RATHGIBSON, INC.

By: /s/ Barry C. Nuss
    Name: Barry C. Nuss
    Title: Chief Financial Officer

RGCH HOLDINGS CORP.

By: /s/ Barry C. Nuss
    Name: Barry C. Nuss
    Title: Chief Financial Officer

GREENVILLE TUBE COMPANY

By: /s/ Barry C. Nuss
    Name: Barry C. Nuss
    Title: Chief Financial Officer

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent, L/C Issuer, and Lender

By: /s/ Geoffrey K. Hall
    Name: Geoffrey K. Hall
    Title: Duly Authorized Signator

NATIXIS, as Lender

By: /s/ Frank Madden
    Name: Frank Madden
    Title: Managing Director

By: /s/ Gerardo Canet
    Name: Gerardo Canet
    Title: Director

Exhibit 10.1

CONSENT AND REAFFIRMATION

The undersigned (each, a "Guarantor") hereby (i) acknowledges receipt of a copy of the foregoing Amendment No. 5; (ii) consents to Borrower's execution and delivery thereof and approves and consents to the transactions contemplated thereby; (iii) agrees to be bound thereby; and (iv) affirms that nothing contained therein shall modify or diminish in any respect whatsoever its obligations under its Guaranty and the other Loan Documents to which it is a party and reaffirms that such Guaranty is and shall continue to remain in full force and effect. This acknowledgement by such Guarantor is made and delivered to induce Agent and Lenders to enter into Amendment No. 5, and such Guarantor acknowledges that Agent and Lenders would not enter into Amendment No. 5 in the absence of the acknowledgements contained herein. Although such Guarantor has been informed of the matters set forth herein and has acknowledged and agreed to same, such Guarantor understands that Agent and Lenders have no obligation to inform such Guarantor of such matters in the future or to seek such Guarantor's acknowledgment or agreement to future amendments or waivers, and nothing herein shall create such a duty. Capitalized terms used herein without definition shall have the meanings given to such terms in the Amendment No. 5 to which this Consent is attached or in the Credit Agreement referred to therein, as applicable.

IN WITNESS WHEREOF, the undersigned has executed this Consent and Reaffirmation on and as of the date of Amendment No. 5.

RGCH HOLDINGS CORP.

By: /s/ Barry C. Nuss
     Name: Barry C. Nuss
     Title: Chief Financial Officer

GREENVILLE TUBE COMPANY

By: /s/ Barry C. Nuss
     Name: Barry C. Nuss
     Title: Chief Financial Officer